Mail Stop 3561

August 26, 2009

Jacinta Sit, President
Oxford Technologies, Inc.
80 Wall Street, Suite 818
New York, New York

RE: Oxford Technologies, Inc.
       10-K for Fiscal Year Ended December 31, 2008 and
       Filed April 23, 2009
       10-Q for the Period Ended March 31, 2009 and
       Filed May 20, 2009
       File No.: 0-49854

Dear Ms. Sit:

        We issued a comment letter to you on the above captioned filings on July 1, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 9, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by September 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Susann Reilly at (202) 551-3236 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services